

August 10, 2006



File No. 82-4357



RECEIPT ACKNOWLEDGED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following items, which were made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and/or London Stock Exchange and were or will be made public by such exchange/s or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated January 23, 2006 through August 9, 2006

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period January 23, 2006 through August 9, 2006

Annual Report 2005

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF



ICC INDUSTRIES INC.

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 23-Jan-06
Number	2751X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

22 January 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,352,630	2.35	2.35	2.34	2.34
2	Bank Leumi Ltd. Group	Ordinary	2,329,848	4.04	4.04	4.03	4.03
3	Frutarom Trust Ltd.	Ordinary	800,366	1.39	1.39	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.24	1.24
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,364,617
Change in number of shares:	-11,987
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,422,814
Change in number of shares:	-92,966
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	835,349
Change in number of shares:	-35,013
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 867,166 options exercisable into 867,166 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 30-Jan-06
Number	5997X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

29 January 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,343,130	2.33	2.33	2.32	2.32
2	Bank Leumi Ltd. Group	Ordinary	2,298,359	3.98	3.98	3.97	3.97
3	Frutarom Trust Ltd.	Ordinary	797,150	1.38	1.38	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.24	1.24
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,352,630
Change in number of shares:	-9,500
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,329,848
Change in number of shares:	-31,489
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	800,336
Change in number of shares:	-3,186
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 867,166 options exercisable into 867,166 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 06-Feb-06
Number	9449X

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

5 February 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,333,130	2.31	2.31	2.31	2.31
2	Bank Leumi Ltd. Group	Ordinary	2,342,171	4.06	4.06	4.05	4.05
3	Frutarom Trust Ltd.	Ordinary	781,338	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.24	1.24
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,343,130
Change in number of shares:	-10,000
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,298,359
Change in number of shares:	43,812
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	797,150
Change in number of shares:	-15,812
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 867,166 options exercisable into 867,166 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Notice of AGM
Released	17:55 07-Feb-06
Number	0766Y

Frutarom Industries Ltd. ("Company")
Notice of Annual General Meeting of the Shareholders of the Company

Notice is hereby given of an Annual General Meeting of the Shareholders of the Company t be held on March 5, 2006 at 10:00 a.m., at the Company's offices at 32 Pinchas Rosen St Herzlia, with the following items on its agenda:

1. **Review of the Company's reports**

   Review of the Annual Financial Report and the Directors' Report of the Company for th year ended December 31, 2004.

2. **Electing Directors Who Are Not External Directors**

   Election of the members of the Board of Directors of the Company who are not external directors.

   Proposed resolution: To elect the following as members of the Board of the Company, to serve until the end of the next Annual General Meeting of the Company:

   2.1 Dr. John Farber;
   2.2 Mrs. Maya Farber;
   2.3 Mr. John Oram;
   2.4 Mr. Hans Abderhalden; and
   2.5 Mr. Yair Seroussi.

3. **Appointment of Auditors and Determination of their Fees**

   Appointment of the firm of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2006 and until the end of the next Annual General Meeting of the Company, and to authorize the Company's Board of Directors to determine their fees.

   Proposed resolution: To appoint the firm of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2006 and until the end of the next Annual General Meeting of the Company, and to authorize the Company's Board of Directors to determine their fees.

4. **Compensation of Mr. Hans Abderhalden**

   Approval of the compensation of Mr. Hans Abderhalden, a member of the Company's Board of Directors, as a member of the Board of Directors of Frutarom Switzerland Ltd., the Company's wholly owned subsidiary, and as a strategic advisor to Mr. Ori Yehudai, the Company's President and CEO.

Proposed resolution: Further to the resolutions of the Company's Audit Committee and Board of Directors, and Until determined otherwise, Mr. Hans Abderhalden, a director of the Company, will be entitled to the following compensation for his services as a Board member of Frutarom Switzerland Ltd., the Company's wholly owned subsidiary, and as a strategic advisor to Mr. Ori Yehudai, the Company's President and CEO:

4.1 An annual gross salary of up to CHF 40,000.

4.2 Should the Company decide, from time to time, to grant Mr. Abderhalden options under the Company's share option plan, the gross value of such options (at the time of approval of each such respective grant) shall not exceed US$ 40,000 per annum.

The above consideration shall be in addition to the director's fees Mr. Abderhalden is entitled to as a member of the Board of Directors of the Company.

Required Majority

The affirmative vote of the majority of the holders of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary to approve the proposed resolutions set forth in Sections 1 through 4 above on the Agenda at the Annual General Meeting, including in any adjourned meeting.

Eligibility

1. In accordance with Section 182(b) of the Companies Law, any person who is a shareholder of the Company at the end of the business day on the Tel-Aviv Stock Exchange on February 23, 2006 (the "**Record Date**") will be entitled to participate in and vote at the General Meeting, personally or by proxy according to a power of attorney to be deposited at the Company's offices at least 48 hours before the time of the Meeting. In the absence of detailed instructions regarding the manner of voting, the proxy will be entitled to vote at his own discretion.

2. In accordance with the Companies Regulations (Proof of Share Ownership for th Purpose of Voting at a General Meeting) – 2000 (the "**Voting Regulations**") shareholder whose shares are registered with a member of the Tel Aviv Stock Exchang Ltd. and whose shares are included in the shares listed in the shareholders list in th name of the Nominee Company, and who is interested in voting at the General Meetin(will present the Company with a certificate regarding his ownership of the shares at th Record Date, in accordance with Form 1 of the stated Voting Regulations.

The legal quorum for holding the Meeting is the presence of at least two shareholder: present in person or by proxy, holding shares representing in the aggregate at least one thir of the total voting power of the Company, within one half hour of the time at which th Meeting is determined to be held.

If a legal quorum is not present within one half hour of the time determined for the Meetin(the Meeting will be adjourned to March 12, 2006 at 10:00 a.m. in the Company's offices at 3 Pinchas Rosen Street, Herzlia. If a legal quorum is not present within one half hour of th time of the adjourned Meeting, one shareholder present in person or by proxy holding a least one share will constitute a legal quorum.

The proposed resolutions may be reviewed at the Company's offices at 25 HaShais Street (tel: +972-4-8462401, fax: +972-4-8722517), Haifa, from Sunday-Thursday, durin normal office hours.

By order of the Board of Directors of the Company,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 13-Feb-06
Number	2917Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

12 February 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,356,592	2.35	2.35	2.35	2.35
2	Bank Leumi Ltd. Group	Ordinary	2,342,171	4.06	4.06	4.05	4.05
3	Frutarom Trust Ltd.	Ordinary	781,338	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.24	1.24
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,333,130
Change in number of shares:	23,462
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,342,171
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,338
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 867,166 options exercisable into 867,166 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	18:14 13-Feb-06
Number	3568Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

13 February 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,352,592	2.35	2.35	2.32	2.32
2	Bank Leumi Ltd. Group	Ordinary	2,342,171	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	777,731	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,356,592
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,342,171
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,338
Change in number of shares:	-3,607
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Change-Shareholders' Register
Released	07:00 20-Feb-06
Number	6222Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

19 February, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Change In Shareholders Register
Regulation 31 of the Securities Regulations (Periodic and Immediate Reports), 1970

The Company hereby advises of a change in the shareholders' register of February 16, 2005 due to transfer of shares:

Name of the shareholder to whom change relates:
Richard H. Frost
Details of the change: transfer of 876 Ordinary Shares of the Company to:
The Nominee Company of Bank Leumi Ltd.

Date and time when the Company first became aware of the reported event: February 16, 2006 at 16:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END


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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	13:21 20-Feb-06
Number	6507Y

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

20 February 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,338,000	2.32	2.32	2.29	2.29
2	Bank Leumi Ltd. Group	Ordinary	2,344,064	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	777,731	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,356,592
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,342,171
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,731
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:11 27-Feb-06

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

27 February 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,333,056	2.32	2.32	2.29	2.29
2	Bank Leumi Ltd. Group	Ordinary	2,344,064	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	777,731	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group

Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,338,000
Change in number of shares:	-4,944
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,344,064
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,731
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.

Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary
END

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SEC MAIL
RECEIVED
PROCESSING
AUG 1 4 2006
SECTION
WASH. D.C.
213

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	AGM Statement
Released	07:00 06-Mar-06
Number	3141Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

March 5, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report regarding results of the Company's Annual General Meeting of the Shareholders

Regulation 36 (d) of the Securities Regulations (Periodic and Immediate Reports), 1970

In the Company's Annual General Meeting of the Shareholders dated March 5, 2006, the following resolutions have been adopted:

1. To elect the following as members of the Board of the Company, to serve until the end of the next Annual General Meeting of the Company:

   1.1 Dr. John Farber;
   1.2 Mrs. Maya Farber;
   1.3 Mr. John Oram;
   1.4 Mr. Hans Abderhalden; and
   1.5 Mr. Yair Seroussi.

2. To appoint the firm of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2006 and until the end of the next Annual General Meeting of the Company, and to authorize the Company's Board of Directors to determine their fees.

3. Further to the resolutions of the Company's Audit Committee and Board of Directors, and Until determined otherwise, Mr. Hans Abderhalden, a director of the Company, will be entitled to the following compensation for his services as a Board member of Frutarom Switzerland Ltd., the Company's wholly owned subsidiary, and as a strategic advisor to Mr. Ori Yehudai, the Company's President and CEO:

3.1 An annual gross salary of up to CHF 40,000.

3.2 Should the Company decide, from time to time, to grant Mr. Abderhalden options under the Company's share option plan, the gross value of such options (at the time of approval of each such respective grant) shall not exceed US$ 40,000 per annum.

The above consideration shall be in addition to the director's fees Mr. Abderhalden is entitled to as a member of the Board of Directors of the Company.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:15 06-Mar-06
Number	3233Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 6, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,327,889	2.30	2.30	2.27	2.27
2	Bank Leumi Ltd. Group	Ordinary	2,344,064	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	777,731	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,333,056
Change in number of shares:	-5,167
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,344,064
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,731
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C.
213
SECTION

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:48 09-Mar-06
Number	5356Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 9, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,327,889	2.30	2.30	2.27	2.27
2	Bank Leumi Ltd. Group	Ordinary	2,344,064	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,327,889
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,344,064
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	777,731
Change in number of shares:	-4,208
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 14 2006
WASH, DC
213



Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 13-Mar-06
Number	6682Z

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

March 12, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,334,839	2.31	2.31	2.28	2.28
2	Bank Leumi Ltd. Group	Ordinary	2,344,064	4.06	4.06	4.01	4.01
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.91	33.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,327,889
Change in number of shares:	6,950
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,344,064
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Annual Report and Accounts
Released	07:30 15-Mar-06
Number	8114Z

To: UK listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: Approval of 2005 Annual Report of Frutarom Industries Ltd. ("Company")

1. We wish to inform that on March 14, 2006 the board of directors of the Company has approved the 2005 Annual Report, including Description of the Company's Business; the Financial Statements of the Company for the period ended 31 December, 2005; the Directors Report on the Company's state of affairs; and the Company's Periodic Report.

2. The Annual report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Annual Report.

4. The full Annual Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES TO ACHIEVE GROWTH
FOR THE SIXTH CONSECUTIVE YEAR

SALES GREW 23.9% TO US$ 243.8 M

NET PROFIT JUMPED SHARPLY BY 70.4% TO US$ 26.8 M
Net margin grew 11.0% compared with 8%

EARNINGS PER SHARE REACHED US$ 0.49 COMPARED WITH US$ 0.34
IN 2004
Increase achieved despite growth in Frutarom's share equity as a result of offering completed in February 2005 on the LSE

2005 is the sixth consecutive year in which Frutarom has achieved good results. This year, the growth trend in sales, profits and profitability continued following implementation of Frutarom's rapid growth strategy, combining organic growth in core activities with strategic acquisitions of activities and knowhow in the Company's main business segments and in strategic geographic regions.

According to ***Ori Yehudai, Frutarom President and Chief Executive Officer***, in 2005 Frutarom continued to establish its position as one of the leading flavor and fine ingredient producers in the world. The activities of the Swiss company, Flachsmann, which was acquired in 2003, and of the European food systems activity, which was acquired from IFF during the second half of 2004, were successfully integrated with Frutarom's existing activity. These acquisitions strengthen Frutarom's position, and considerably expanded its customer base in food, beverages and pharmaceuticals, its global geographic reach, and its product offering. The acquisitions provide Frutarom with many new cross-selling opportunities between the new customers and products added by the acquisition and Frutarom's existing customers and products.

As part of implementing its rapid growth strategy, Frutarom signed an agreement in January 2006 to acquire 70% of the Nesse group's issued and paid share equity, with an option to acquire the remaining 30% as of the end of 2007. Established in 1880, Nesse is today an international group achieving high organic growth rates and employing 120 workers. Nesse develops, produces, markets and sells unique, innovative savory solutions that include savory flavors and unique functional ingredients. ***According to Ori Yehudai***, "This strategic acquisition is an additional milestone in realizing Frutarom's strategy for rapid growth. It strengthens the technological capabilities and product portfolio offered by Frutarom to customers in the savory field, and support Frutarom's growing strengthen and position in West and East Europe as a leading flavors supplier. Frutarom intends to use its global sales and marketing infrastructure to realize the cross selling possibilities created by this acquisition through the expansion of both our customer base and product portfolio." In addition, in June 2005 the Company acquired the natural extracts activity of the American company A.M. Todd Botanical Therapeutics.

During February 2005, Frutarom raised capital by way of issuing ordinary shares and registering Global Depositary Receipts in the London Stock Exchange Main List. Frutarom received a net consideration of US$ 76 million for the offering, which added leading global investors to the Company's shareholders. The offering supports Frutarom's positioning as a global company and provides Frutarom with the means required for continuing to make strategic acquisitions as part of implementing its rapid growth strategy.

Frutarom's <u>sales</u>[1] in 2005 totaled US$ 243.8 million, a 23.9% increase compared with 2004, when sales reached US$ 196.8 million.

According to Yehudai, the sales growth was achieved as a results of the integration of the food systems activity acquired from IFF in Switzerland, Germany and France with the Frutarom Group's global activity; the growth in the Fine Ingredients Division's sales, mainly due to the introduction of new products, expansion and development of the global sales infrastructure and the successful integration and utilization of the synergy existing between the Division's research and development and production sites worldwide; and utilization of the synergy and cross selling possibilities between Frutarom's Divisions and between existing customers and products and those added due to the acquisitions made in recent years. In 2005 the relative portion of the Flavors Division's sales, the most

profitable of Frutarom's activities, continued to grow and reached 64.2% of Frutarom's total activity (compared with 32.9% in 2000). The growth in sales was offset mainly by the weak period experienced by the processed food industry, particularly in Europe during the second half of the year partly due to the cold and wet summer; the weakened European currencies (in which most of Frutarom's sales are made) against the US dollar; and the significant drop in ArtChem sales, which is not a core activity of Frutarom.

Gross profit for the period rose 27% to reach US$ 94.5 million compared with US$ 74.3 million last year. **Gross margin** grew from 37.8% to 38.8%. **Operating profit** rose by 53.3% to US$ 33.7 million compared with US$ 22 million in 2004, while **operating margin** reached 13.8% compared with 11.2% last year. **Net profit** grew sharply by 70.4% to reach US$ 26.9 million compared with US$ 15.8 million in 2004. **Net margin** also rose, from 8.0% in 2004 to 11.0% in 2005. **Earnings per share** showed growth of 44% per share and reached US$ 0.49. This growth was achieved despite the growth in the Company's issued share capital as a result of the capital raising and registration on the London Stock Exchange Main List in February 2005.

-

During 2005, Frutarom achieved **cash flow from operating activities** of US$ 32.5 million, compared with US$ 17.3 million in 2004. Frutarom's **equity** as at December 31, 2005 totaled US$ 177.8 million (76% of the balance sheet) compared with US$ 78.,7 million (36.8% of the balance sheet) in 2004. The growth is mainly due to the capital raised by the Company and the profit for the period.

Frutarom's **sales** in the **fourth quarter** of 2005 totaled US$ 52.6 million, a 1.6% decrease when currency influences are excluded (a 7.6% decline including the currency influences) compared with the same quarter of last year. The decrease in sales results from the continued relatively weak period for processed food manufacturers in West Europe; the weakened European currencies (in which most of Frutarom's sales are made) against the US dollar; substantial recent erosion of selling prices for natural extracts and flavors produced from vanilla due to the decline in the prices of raw materials used in their production; and the significant drop in ArtChem sales, which is not a core activity, due to lower demand by the major customer.

Gross profit for the **fourth quarter** decreased 3.3% to reach US$ 19.6 million. Despite this, the trend of improvement in profit and operating profitability continued. **Operating profit** grew by 16.4% to US$ 5.0 million, while **operating margin** continued to improve, reaching 9.5% compared with 7.5% in the same period in 2004. **Net profit** for the **fourth quarter** grew by 60.8%, reaching US$ 4.9 million compared with US$ 3.0 million during the same quarter last year. **Net margin** also rose, reaching 9.3% compared with 5.3% during the same quarter in 2004. **Cash flow** from operating activities totaled US$ 5.6 million, compared with US$ 1.8 million in the same quarter last year. **Earnings per share** grew during the fourth quarter of the year and reached US$ 0.09 (despite the growth in the Company's issued share equity as a result of the offering made in February 2005).

According to ***Ori Yehudai***, "Frutarom's management continued to implement its growth strategy during 2005. The sales target that we have set as part of the strategic process for the next several years, is to surpass the half billion dollar sales threshold in 2008 while continuing to improve profitability. Frutarom will continue to focus on both large multinational customers as well as on mid-size and local customers, providing superior, high quality and tailor-made service. We will persevere in strengthening our presence in developed markets, such as Western Europe and the United States, and in intensifying our activities in the fast growing emerging markets where we currently operate, as well as entering new emerging markets where the growth rate is higher than the global average. Additionally, Frutarom will continue to offer our customers a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients, which are growing faster than the industry average.

Yehudai concluded by saying that Frutarom's management believes it will continue to execute the Company's strategy for rapid growth and to realize the synergy and cross selling possibilities in the acquisitions of recent years, which will help to sustain organic growth in Frutarom's core activities. Frutarom invests considerable resources in locating and executing strategic acquisitions and is currently in contact with several interesting candidates for possible acquisition, mainly in countries and markets where the Company already has substantial activity. The offering in the amount of US$ 76 million that we completed in February 2005 enables Frutarom to leverage its strong equity structure in order to make future strategic acquisitions.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31 2005

	As at 31 December	
	2005	2004
	U.S. dollars in thousands (Note 2c)	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	33,723	7,350
Accounts receivable:		
Trade	40,289	43,733
Other	6,756	7,291
Prepaid expenses and advances to suppliers	2,206	1,851
Inventories	46,886	43,769
Total current assets	129,860	103,994
NON-CURRENT ASSETS:		
Property, plant and equipment	87,905	96,683
Intangible assets	10,804	5,348
Deferred income tax assets	3,319	2,957
Other non current assets	1,978	4,758
Total non current assets	104,006	109,746
Total assets	233,866	213,740

FRUTAROM INDUSTRIES LTD. CONSOLIDATED BALANCE SHEET AS AT

DECEMBER 31 2005

	As at 31 December	
	2005	2004
	U.S. dollars in thousands	
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Bank credit and loans	289	50,355
Accounts payable:		
Trade	17,895	20,257
Other	22,162	20,718
Provisions	547	1,193
Total current liabilities	40,893	92,523
NON-CURRENT LIABILITIES:		
Loans and credit from banks (net of current maturities)		29,831
Retirement benefit obligations	7,775	8,502
Deferred income tax liabilities	7,390	4,231
Total non current liabilities	15,165	42,564
COMMITMENTS AND CONTINGENT LIABILITIES:		
Total liabilities	56,058	135,087
SHAREHOLDERS' EQUITY:		
Share capital	16,399	13,961
Additional paid-in capital	91,666	17,642
Currency translation differences	(5,160)	5,039
Retained earnings	73,929	41,332
Amount designated for distribution of dividend declared subsequent to balance sheet date	2,005	1,740
Cost of Company shares held by Subsidiary	(1,031)	(1,061)
Total shareholders' equity	177,808	78,653

Total shareholders' equity and liabilities	233,866	213,740

FRUTAROM INDUSTRIES LTD.
CONSOLIDATED INCOME STATEMENT
AS AT DECEMBER 31

	Year ended 31 December		
	2005	2004	20
	U.S. dollars in thousands (Note 2c) except for per share data		
SALES	243,803	196,780	1
COST OF SALES	149,285	122,447	
GROSS PROFIT	94,518	74,333	
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:			
Selling, marketing, research and development - net	43,818	34,554	
General and administrative	18,217	17,869	
OTHER INCOME - net	1,255	102	
OPERATING PROFIT	33,738	22,012	
FINANCIAL EXPENSES - net	416	1,347	
PROFIT BEFORE TAXES ON INCOME	33,322	20,665	
TAXES ON INCOME	6,475	4,909	
NET INCOME	26,847	15,756	
	U.S dollars		
EARNINGS PER SHARE:			
BASIC	0.49	0.34	
DILUTED	0.48	0.33	

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Dividend Declaration
Released	09:09 15-Mar-06
Number	8213Z



Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

15 March, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. On March 14, 2005, the Board of Directors of the Company resolved to distribute a cash dividend.

2. The amount of the dividend is NIS 9,228,217.

   The dividend represents 16% of the Company's issued and paid-up share capital.

3. The record date (cum date): April 9, 2006.
   The Ex-date: April 10, 2006.
   The Dividend distribution date: April 24, 2006.

4. Withholding tax rate: the dividend is subject to withholding tax in accordance with applicable law. Subject to exemptions and special tax rates, the tax rate with respect to a dividend paid to individuals and companies in Israel derived from the earnings of an approved enterprise is 15%, and 20% to individuals with respect to a dividend derived from a non-approved enterprise earnings.

5. Following the dividend distribution, the retained earnings of the Company, as defined in section 302 of the Companies Law, 1999, will be in the amount of NIS 312,561,000.

6. Approvals required for the distribution of the dividend: Approval of the board of directors of the Company.



7.

Security Reg. No.	Dividend amount payable in shekels or other currency per share	Currency	Conversion Rate Date
1081082	0.16	NIS	

8. Number of dormant shares of the Company not entitled to receive a dividend for which a waiver should be issued: 0.

9. In the event that the Company has convertible securities, detail the effect of the dividend's distribution thereon: No convertible securities.

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:50 20-Mar-06
Number	0346A

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 20, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,352,213	2.34	2.34	2.31	2.31
2	Bank Leumi Ltd. Group	Ordinary	2,545,352	4.41	4.41	4.36	4.36
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,334,839
Change in number of shares:	17,374
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,344,064
Change in number of shares:	201,288
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C.
213
SECTION

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:30 29-Mar-06
Number	5775A

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

March 29, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,414,973	2.45	2.45	2.42	2.42
2	Bank Leumi Ltd. Group	Ordinary	2,533,448	4.39	4.39	4.34	4.34
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,352,213
Change in number of shares:	62,760
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,545,352
Change in number of shares:	-11,904
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	10:34 11-Apr-06

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

April 11, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding %	

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:56 03-Apr-06
Number	8388A

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

April 2, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,447646	2.48	2.48	2.51	2.51
2	Bank Leumi Ltd. Group	Ordinary	2,533,448	4.39	4.39	4.34	4.34
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,414,973
Change in number of shares:	32,673
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,533,448
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653

Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:44 24-Apr-06
Number	8598B



SEC MAIL
RECEIVED
PROCESSING
AUG 1 4 2006
WASH, D.C.
213
SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

April 24, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,426,627	2.47	2.47	2.44	2.44
2	Bank Leumi Ltd. Group	Ordinary	2,523,738	4.38	4.38	4.32	4.32
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,416,627
Change in number of shares:	10,000
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,523,738
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 02-May-06
Number	2442C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

April 30, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	624,468,1	2.55	2.55	2.51	2.51
2	Bank Leumi Ltd. Group	Ordinary	2,523,738	4.38	4.38	4.32	4.32
3	Frutarom Trust Ltd.	Ordinary	773,523	1.34	1.34	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,426,627
Change in number of shares:	997,41
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,523,738
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 08-May-06
Number	5688C

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 7, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,452,061	2.52	2.52	2.49	2.49
2	Bank Leumi Ltd. Group	Ordinary	2,528,497	4.38	4.38	4.33	4.33
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	624,468,1
Change in number of shares:	-16,563
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,523,738
Change in number of shares:	4,759
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	773,523
Change in number of shares:	-66,586
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 15-May-06
Number	9393C



SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 14, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,399,922	2.43	2.43	2.40	2.40
2	Bank Leumi Ltd. Group	Ordinary	2,555,783	4.43	4.43	4.37	4.37
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,452,061
Change in number of shares:	-52,139
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,528,497
Change in number of shares:	27,286
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	1st Quarter Results
Released	07:15 23-May-06
Number	4022D

To: UK listing Authority
The London Stock Exchange

Dear Sir/Madame,

Re: Approval of 2006 First Quarter Report of Frutarom Industries Ltd. ("Company")

1. We wish to inform that on May 22, 2006 the board of directors of the Company has approved the 2006 First Quarter Report of the Company for the period ended 31 March, 2006 and the Directors Report on the Company's state of affairs for the same period.

2. The Report has been simultaneously submitted to the Israeli Securities Authority and the Tel-Aviv Stock Exchange.

3. Enclosed please find a summary of the Report.

4. The full Report is available upon request and can be accessed at the Company's web-site: www.frutarom.com

Sincerely,

(-)
Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES TO ACHIEVE GROWTH
IN SALES AND PROFITS

NET PROFIT REACHED US$ 8.8 M COMPARED WITH US$ 6.8 M IN THE FIRST QUARTER OF 2005
Grow 29.3% compared with the same period last year
Net margin reached 12.5% compared with 10.6% in the same period in 2005

SALES TOTALED US$ 71.0 M
Grow 9.7% compared with the same period in 2005
Excluding currency effect, sales grew by 15%
compared with prior year quarter

OPERATING PROFIT UP 11.8% TO US$ 10.4 M
Operating Margin reached 14.6% compared with 14.3%
in the first quarter of 2005

EARNINGS PER SHARE FOR THE QUARTER TOTAL US$ 0.16 COMPARED WITH US$ 0.13 IN THE SAME QUARTER IN 2005

Haifa, Israel - May 23, 2006. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today

reported its 2006 first quarter results.

Further to the positive trends seen in recent years, during the first quarter of 2006, Frutarom continued its trend of increased sales and profits, while successfully implementing its rapid growth strategy, combining organic growth in core activities, at rates above industry average, with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions.

Ori Yehudai, Frutarom Group's President and Chief Executive Officer, commented, "Frutarom achieved nice results for the first quarter. Sales increased by 15% excluding currency effect, and by 9.7% in US Dollar. Growth in sales was reached while achieving an internal growth in our core activities and a significant increase in net profit which totaled to US$ 8.8 M." *Yehudai* added, "We are very pleased with the acquisition of Nesse on which we announced at the beginning of the quarter. This acquisition made an immediate contribution to Frutarom's sales and profits. The integration of Frutarom's and Nesse's activities is being successfully executed and we are working to extract the considerable synergies existing in this strategic acquisition, while leveraging the many cross-selling opportunities. Nesse's acquisition significantly strengthens our activities in emerging markets such as CIS countries as well as in Western-European countries. The acquisition strengthens Frutarom's technological capabilities and savory offering. Nesse made a significant contribution to Frutarom's sales and profits for the first quarter, and as Nesse's seasonality is opposite to Frutarom's seasonality, we expect it to make an even greater contribution during the rest of the year."

Frutarom's *sales* for the first quarter of 2006 totaled US$ 71.0 million, showing growth of 9.7%, compared with the same quarter of 2005. Sales grew by 15%, excluding the weakening Western European currencies (in which most of Frutarom's sales are conducted) against the US Dollar at rates of between 9% and 11%, which lead to a decrease of more than 5% in Frutarom's overall sales. The increase in sales during the quarter was influenced mainly by the following factors: the integration of Nesse's activity with the Frutarom Group's global activity; growth in the Fine Ingredients Division's sales, mainly due to the introduction of new innovative products, expansion and development of the global sales infrastructure and the successful integration and utilization of the synergy existing between its research and development and production sites worldwide; and Utilizing the synergy and cross-selling opportunities between Frutarom's Divisions, existing customers and products and those added through the acquisitions made in recent years. The increase in sales was offset by the following factors: weakening Western European currencies (in which most of Frutarom's sales are made) against the US Dollar; significant erosion in selling prices of natural extracts and flavor compounds containing natural vanilla, due to the significant price decline in raw materials required for their manufacture; decrease in sales of food systems products due to the planned improvement in product mix, which will be achieved by shifting from low margin products to unique products with high added value and higher margin than average.; relatively cold and long

European winter which influenced the demand for the Company's products used for the manufacture of beverages, ice-cream and other summer products; and decline in the Trade & Marketing activity in Israel of products which are not manufactured by the Company (this activity is not in the Company's core business).

Gross profit for the first quarter grew by 8.2% to reach US$ 27.0 million, compared with US$ 25.0 million in the same quarter of 2005. Gross margin reached 38.1% during the period, compared with 38.6% during the same period in 2005. Postponed demand for the Company's products used for the manufacturing of summer products (such as beverages, ice creams and yogurts) due to the long and cold winter in Europe, impacted the margin, as these products usually have higher margins than average. *Operating profit* grew by 11.8% during the first quarter of 2006 to reach US$ 10.4 million, compared with US$ 9.3 million in the same quarter of 2005. Operating margin for the period reached 14.6%, compared with 14.3% during the same period in 2005. *Net profit* for the first quarter rose by 29.3% to reach US$ 8.8 million, compared with US$ 6.8 million in the first quarter of 2005. Net margin also rose, reaching 12.5%, compared with 10.6% in the same quarter in 2005. *Earnings per share* continued to grow during the first quarter of the year and reached US$ 0.16 compared with US$ 0.13 in the first quarter of 2005. The growth in the earnings per share was achieved despite the increase in the Company's average issued share capital compared with prior year quarter.

Yehudai added that, "Frutarom will continue to focus on both large multinational customers and on mid-size and local customers, providing superior, high quality and tailor-made products and service. We will persevere in strengthening our presence in developed markets, such as Western Europe and the United States, and in intensifying our activities in the fast growing emerging markets where we currently operate, as well as entering new emerging markets where the growth rate is higher than the global average. We will continue to invest in developing new products and offering our customers a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients."

Yehudai concluded, "Frutarom continues to be focused on realizing its rapid growth strategy, combining organic growth of core activities at rates above the industry average with strategic acquisitions of activities and know-how in its main fields of business and in strategic geographic regions. The proceeds from the London offering completed last year, together with the successful integration of the activities acquired by Frutarom, form an even more solid base than previously for realizing our rapid growth strategy and for future growth. Our management will continue to invest substantial efforts and resources in identifying and executing potential acquisitions, and in continuing to achieve growth targets in our core activities, which will ensure that we reach our ambitious goals while creating value for our shareholders."

Background on the Company

Frutarom is a global company active in global flavor and fine ingredients markets. Frutarom has

significant production and development centers on three continents and markets its products on five continents to over 5,000 customers in more than 100 countries. Frutarom's products are intended for the food and beverage, flavor and fragrance, pharmaceutical, nutraceutical, functional food, food additive and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.
- The Fine Ingredients Division, which develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, Norway, France, Spain, Italy, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,100 people worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD

CONDENSED CONSOLIDATED BALANCE SHEET
AT 31 MARCH 2006

	31 March		31 December
	2006	2005	2005
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	15,449	29,982	33,723
Short-term Investments	3,043		
Accounts receivable:			
Trade	53,752	50,100	40,289
Other	9,022	6,884	6,756
Prepaid expenses and advances to Suppliers	2,831	3,649	2,206
Inventories	50,026	43,866	46,886
Total current assets	134,123	134,481	129,860

NON-CURRENT ASSETS:			
Property, plant and equipment	94,681	93,613	87,905
Intangible assets	37,484	14,127	10,804
Deferred income tax assets	3,058	3,037	3,319
Other non-current assets	1,968	4,164	1,978
Total non-current assets	137,191	114,941	104,006
Total assets	271,314	249,422	233,866

	31 March		3 Dece
	2006	2005	20
	U.S. dollars in thousands		
	(Unaudited)		(Aud
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	735	4,729	289
Accounts payable:			
Trade	22,564	21,876	17,895
Other	27,372	23,519	22,162
Provisions	787	1,153	547
Total current liabilities	51,458	51,277	40,893
NON-CURRENT LIABILITIES:			
Loans and credit from banks (net of current maturities)		16,396	
Retirement benefit obligations	8,272	8,298	7,775
Deferred income tax liabilities	7,184	6,020	7,390
Total non-current liabilities	33,711	30,714	15,165
Total liabilities	85,169	81,991	56,058
SHAREHOLDERS' EQUITY:			
Share capital	16,399	16,380	16,399
Additional paid-in capital	92,045	91,195	91,666
Currency translation differences	(4,059)	3,142	(5,160)
Retained earnings	82,802	55,905	73,929
Amount designed for distribution of dividend declared subsequent to balance sheet date		1,740	2,005
Cost of company shares held by subsidiary	(1,042)	(931)	(1,031)
Total shareholders' equity	186,145	167,431	177,80
Total shareholders' equity and liabilities	271,314	249,422	233,86

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2006

	3 months ended 31 March		Year ended 31 December
	2006	2005	2005
	(Unaudited)		(Audited)
ES	70,988	64,729	243,803
;T OF SALES	43,944	39,724	149,285
)SS PROFIT	27,044	25,005	94,518
.ING, MARKETING, RESEARCH ND DEVELOPMENT, GENERAL ND)MINISTRATIVE EXPENSES - net:			
lling, marketing, research and development - net	11,096	10,808	43,818
eneral and administrative	5,595	4,946	18,217
IER INCOME – net	22	25	1,255
:RATING PROFIT	10,375	9,276	33,738
\NCIAL (INCOME) EXPENSES -	(313)	200	416
)FIT BEFORE TAXES ON INCOME	10,688	9,076	33,322
ES ON INCOME	1,842	2,234	6,475
INCOME FOR THE PERIOD	8,846	6,842	26,847

	U.S. Dollars		
NINGS PER SHARE:			
3ASIC	0.16	0.13	0.49
)ILUTED	0.15	0.13	0.48

END



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Regulatory Announcement

Go to market news section


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION



Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Statement re Assessment
Released	10:44 23-May-06
Number	4103D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 23, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report

Assessment of value of the assets and liabilities of Nesse GewürzMühle GmbH and GewürzMühle Nesse Gebr. Krause GmbH

Further to the Immediate Report of January 17, 2006 in connection with the acquisition of 70% of th issued share capital of Nesse GewürzMühle GmbH
and GewürzMühle Nesse Gebr. Krause GmbH, attached please find the Assessment of value of th assets and liabilities of Nesse.

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/4103d_-2006-5-23.pdf

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END



Assessment of value of the assets and liabilities of Nesse GewürzMühle GmbH and GewürzMühle Nesse Gebr. Krause GmbH

Under the provisions of Section 36a of the Securities Law – "Minimal Disclosure Required in respect of Valuations and in Connection therewith and Regulations regarding the Attachment of those Valuations to Reports Issued under the Securities Law, 1968 , Frutarom Industries Ltd. hereby attaches information in connection with the assessment of the value of the assets and liabilities of Nesse GewürzMühle GmbH and GewürzMühle Nesse Gebr. Krause GmbH (the two companies will be jointly named hereafter – "Nesse").

On January 17, 2006, the Company acquired, through a subsidiary, 70% of the shares conferring ownership and control in Nesse. In consideration for the acquisition, the Company paid in cash, at date of acquisition, an amount of € 18.41 million (app. $ 22.2 million).
In addition, the sellers are entitled to receive on March 31, 2008, a one-time payment that would be based on the improvement in the average future operating profits of Nesse during the years 2005-2007. The Company has an option to acquire and the sellers have an option to sell to the Company the remaining 30% of the share capital of Nesse; this option would be in effect for a period of two years, commencing the end of 2007. The exercise price of the option would be equal to 30% of the average annual operating profit of Nesse during the eight quarters preceding the quarter in which the option would be exercised, doubled by 6.5.

Nesse operates since 1880; its activities are centered in Germany and it employs app. 120 employees. Nesse is engaged in the development, production, marketing and sale of innovative and unique savory flavors that include flavors that are not sweet and unique functional raw materials. The acquisition enhances Frutarom's technological abilities and the variety of savory flavors Frutarom offers its customers. The acquisition enables Frutarom to strengthen its operations in Western and Eastern Europe as a leading supplier of flavors.

Value determined in accordance with the valuation:

	US$ in thousands
Purchase price	
Payment in cash	22,248
Current value of the liabilities for expected future payments under the agreement	18,043
Expenses pertaining to the transaction	759
	41,049
Tangible assets, net (fair value)	
Cash, cash equivalents and short-term investments	5,726
Working capital, net, excluding cash, cash equivalents and short-term investments	3,023
Fixed assets, net	5,706
Actuarial liabilities for pension	(156)
	14,299
Intangible assets	
Customer relations	1,656
Knowhow	3,940
Goodwill	21,155
	26,750
	41,049

The assessment of the value of the assets and liabilities was based on the following valuations:

1. Valuation of the identified intangibles is based on valuation made by the Oren Horowitz Baker Tilly accounting firm; (attached for your perusal).

2. Valuation of the market value of the real-estate assets of Nesse; the valuation was performed by the property appraiser firm DIL Deutsche Baumanagement GmbH, Hamburg.

3. Valuation of the market value of the pension liabilities of Nesse; this valuation was performed by the actuary firm Allianz Lebensversicherungs-AG.

4. Valuation of the fair value of the machines and equipment of Nesse; this valuation was performed by Company's employees and by teams from Frutarom Germany and Switzerland; this valuation was audited by the accounting firm PwC Hamburg, Germany.

Purchase Price Allocation Study

GewürzMühle Nesse GmbH
and
GewürzMühle Nesse Gebr. Krause GmbH

Acquired by:
Frutarom Industries Ltd.
(through is fully owned subsidiary - Frutarom Germany GmbH)

Prepared by: Baker Tilly Oren Horowitz

BAKER TILLY
OREN HOROWITZ & CO
C.P.A. and Consultants

May 21, 2006

Mr. Alon Granot
Chief Financial Officer
Frutarom Industries Ltd.

Dear sir,

Re: Purchase Price Allocation ("PPA") of GewürzMühle Nesse GmbH and GewürzMühle Nesse Gebr. Krause GmbH

We were requested by the Management of Frutarom Industries Ltd. to perform a Purchase Price Allocation (**"PPA"**) study in accordance with generally accepted accounting principles in the US (**"US GAAP"**) and Europe (**"International GAAP"**) for all of the issued and paid in share capital of GewürzMühle Nesse GmbH and GewürzMühle Nesse Gebr. Krause GmbH **(together - "Nesse Group" or the "Acquired Businesses")**, out of which 70% were acquired by Frutarom Germany GmbH, a wholly owned subsidiary company of Frutarom Industries Ltd. (**"Frutarom"**), pursuant to a share purchase and assignment agreement with reference deed **(the - "Agreement")**, signed on January 17, 2006.
Under the Agreement, Frutarom has a call option to purchase and the Krause family, which are the sellers, have a put option to sell, for a period of two years commencing January 1, 2008, the remaining 30% of Nesse Groups' issued and paid in share capital.

In accordance with your instruction we have perform certain procedures in determining the fair value of the acquired identifiable Intangible Assets ("Intangible Assets") that meet the criteria for being recognize as assets apart from goodwill as defined in SFAS 141, SFAS 142 and IFRS3.

This engagement to applied agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified user of the report. Consequently, we make no representation regarding the sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose.

an independent member of BAKER TILLY INTERNATIONAL
Head Office:
12 Hachilazon st. Ramat-Gan 52522, Israel Tel: +972-3-7538300 Fax: +972-3-7606787
3 Hayozma st. Tirat Hacarmel 39032, Israel Tel: +972-4-8581666 Fax: +972-4-8581667
10 Hgdud Haivri st. Ashkelon 78595, Israel Tel:+972-8-6726383 Fax: +972-8-6726472
Shalom Plaza Mall Eylat 88000, Israel Tel:+972-8-634188 Fax: +972-8-6340889
www.ohcpa.co.il e-mail: oh@ohcpa.co.il

Our work include the following sources information an procedures:

A. Sources of information

In the course of our valuation, we relied upon financial and other quantitative and qualitative information obtained from Management and from various public, financial and industry sources. Our conclusion is dependent on such information being complete and accurate in all material respects and we do not accept responsibility for the accuracy and completeness of such information provided to us. We have not audited such data, and accordingly, do not express an opinion or any other form of assurance thereon. However, we have performed certain procedures to assess its reasonableness for use in the valuation.

The principal sources of information used in performing our valuation included:

- Discussions with Management concerning the current state, as well as the future operations of Frutarom and expected synergy of the combined business;
- Purchase agreement between Frutarom and Nesse Group;
- The closing balance sheets of the acquired businesses at the date of the transaction
- Forecast, as provided by Frutarom's Management;
- Nesse Group financial results as of December 31, 2005, 2004 and 2003; excluding the results of the Group Polish subsidiary company.
- Other financial and operational data as provided by Management;
- Public domain information.

B. Procedures performed

- Discussions with Management to obtain explanations and clarifications regarding data provided;
- Discussions with Management regarding the current business and economic conditions surrounding the analyzed know-how, customer relations, and other identified Intangible Assets that are separated from the goodwill, including their remaining useful lives;
- Discussions with Management regarding the rationale of the transaction for Frutarom;
- Discussions with Management regarding fixed, long lived and other tangible assets of Nesse Group; and the methodology of determining their fair value.
- Analysis of financial and operating non-synergetic projections of Nesse Group as provided by Management including revenues, operating margins, working capital investments and capital expenditures. Such Management's projections formed the basis for our valuation;
- Analysis of other facts and data considered pertinent to this valuation of intangible assets;
- Valuations of Intangible Assets.

Findings

The accompanying report provides detailed explanations of our findings. This summary of our findings is subject to the statement of limiting conditions **(Exhibit 3)**, and should be read in conjunction with the detailed explanations including the assumptions that are disclosed in the exhibits to the report.

	€ in thousands *	
PURCHASE PRICE		
Cash for 70% of the issued and paid in share capital	18,410	
Present value of liability for additional 30% of shares to be acquired under call/put option	11,657	
Estimated present value of success fee payment	3,274	
Estimated transaction expenses	628	
	33,969	
Fair value of net tangible assets acquired	12,266	
Adjustments to estimated fair value (according to Management estimations)	** (433)	
ADJUSTED FAIR VALUE OF NET TANGIBLE ASSETS ACQUIRED	**11,833**	
		Amortization period (years)
INTNGIBLE ASSETS		
Customer relations (rounded)	1,370	10
Know-How (rounded)	3,260	20
Goodwill	17,506	***
	22,136	
	33,969	

* Excluding the effect, if any, of the group Polish subsidiary.

** Net of related tax effect.

*** Goodwill is not amortized and will be tested for impairment periodically.

Very truly yours,

Baker Tilly
Oren Horowitz

Certified Public Accountants (Isr.)
May 21, 2006

TABLE OF CONTENTS

1. OVERVIEW OF THE TRANSACTION

1.1 Overview

On January 17, 2006, retroactively effect as of January 1, 2006, Frutarom Industries Ltd. ("Frutarom"), a global manufacturer and marketer of a large variety of flavor and fragrance compounds and ingredients, announced that it has signed a definitive agreement to acquire 70% of the issued and paid in share capital of GewürzMühle Nesse GmbH and of GewürzMühle Nesse Gebr. Krause GmbH ("Nesse Group"), for a consideration of Euro 18.41 million plus a future success fee payments to the sellers, based on continued improvement in Nesse Groups' future EBIT. Nesse Group are German companies, fully owned by the Krause family (the - "sellers"), and are engaged in the operations of a spice mill and trading in spices, additives and similar products. The purchaser was Frutarom Germany GmbH, which is a wholly owned subsidiary company of Frutarom.

Upon signing the Agreement, Frutarom paid the consideration of Euro 18.41 million for the acquisition of 70% of Nesse Group's issued and paid in share capital. In addition, the sellers are entitled to a one time success fee to be paid on March 31, 2008, which will be based on continued improvement, to the extent achieved, in Nesse Group's EBIT in the years 2005-2007, calculated as follows: the 2005 - 2007 actual average EBIT minus Euro 4.6 million, divided by Euro 1.14 million and multiplied by Euro 2.52 million.

Pursuant to the Agreement, Frutarom was granted with a call option to purchase and the sellers were granted with a put option to sell, during a period of two years commencing January 1, 2008, their remaining holding of 30% in Nesse Group's issued and paid in share capital. The exercise price under the options will be equal to 30% of the average EBIT achieved by Nesse Group during the eight quarters preceding the quarter in which the option has been exercised, multiplied by 6.5.

1.2 Companies profile

1.2.1 Frutarom

Frutarom Industries Ltd. (TASE, London Stock Exchange: FRUT), established in 1933, is a dual listing publicly held company headquartered in Haifa, Israel. The Company is a global group that develops, produces and markets flavors and fine ingredients used to produce food, beverages, flavors, fragrances, pharma/nutraceuticals, personal care and other products.
Frutarom operates production facilities in Europe, North America, Israel and Asia and employs approximately 1,000 employees at different international locations.

Frutarom operates principally in two divisions:

The flavor division - develops, produces, markets and sells high-quality, value added flavors and food systems used mainly by manufacturer of food and beverages and other customer products. Frutarom develops for its customers thousands of different flavors, most of which are tailor-made, and continuously develops new flavors in order to meet changing consumer preferences and customer needs.

The fine ingredients divisions - develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical chemicals, specialty essential oils, citrus products, aroma chemicals, natural gums and peptide building blocks. The products of the fine ingredients division are sold principally to the food and beverage, flavor and fragrance, pharmaceutical and personal care industries.

1.2.2 Nesse Group

Nesse Group are limited liability companies dully organized under the laws of the Federal Republic of Germany and Poland.

The Nesse Group consist of six affiliated companies:

GewürzMühle Nesse GmbH - a company that was incorporated in 1978, located in several locations in Germany and employs approximately 85 employees.
The company is engaged in the operation of a spice mill and trading in spices, additives and similar products.
The company's single shareholder is Mr. Ulrich Krause, who holds 100% of its outstanding paid in capital.

India-Gewürze Gert Raguse GmbH & Co. KG - A partnership, located in Germany (Berlin), employs 9 employees. The General Partner is GewürzMühle Nesse GmbH, and the Limited Partner - Mr. Ulrich Krause.
On December 30, 2005, Mr. Ulrich Krause ceased to be a partner of India-Gewürze Gert Raguse GmbH & Co. KG, and the partnership ceased to exist.

Food Venture GmbH - a company that was incorporated in 2003, employs 2 employees and engages in the development of new products of the food industry and of food hygiene. GewürzMühle Nesse GmbH holds 75.2% out of the issued shares of the company, and the other holdings are by a third party.

Wulsbuttel - a company engages in production of Bio product mainly to big networks. The company employs 6 employees.

GewürzMühle Nesse Gebr. Krause GmbH - a Company that was incorporated in 1996, located in Sittensen and employs approximately 17 employees and 12 temporaries.
The company engages in the operations of a spice mill and trading in spices, additives and similar products.
The company's shares are held in equal parts by Mr. Alexander Krause and Mr. Jan-Hendrik Krause.

NESSEpol Sp. Z o. o. - a company that was incorporated in 1995, Poland, a fully-owned subsidiary of GewürzMühle Nesse Gebr. Krause. The company is engaged in manufacturing of spices, spice products, and compounds for meat, cured food, and fish processing industry and the trade with products, including export and import. The company employs approximately 10 employees.

1.3 Transaction rationale

Following is a brief overview of the primary rationale, as provided by Management, for entering into the transaction:

- The transaction is a strategic acquisition and additional significant milestone in implementing Frutarom's rapid growth strategy.

- The acquisition will significantly strengthen Frutarom's technological capabilities and savory offering, as well as its market position in both West and East Europe as a leading flavors supplier. Nesse Group's savory activity shares synergy with Frutarom's existing activities in the more than 100 countries in which Frutarom operates, especially in Western and Eastern Europe.

- Frutarom intends to use its global sales and marketing infrastructure to take advantage of the substantial cross-selling opportunities created by the complementary customer base and product portfolio.

- The acquisition includes activities in additional countries where Frutarom has been less active, such as Poland, the Czech Republic, Latvia, and Yugoslavia, among others. Nesse Group's innovative technologies and the integrated savory offering of Frutarom and Nesse Group, which includes savory flavors, seasoning, food systems, and innovative and unique functional ingredients, will better position Frutarom to meet its customers' current and future needs.

Purchase Price Allocation - Nesse Group

- Frutarom's human resources are expected to benefit from the addition of Nesse Group's 120 employees. The Krause family – Nesse Group's owners are experienced managers and expected to continue managing Nesse Group, following the effective date of the transaction. Nesse Group's experienced R&D team and sales and marketing personnel will join Frutarom's global infrastructure and will contribute to Frutarom's diverse activities and to extracting the most value from the integration.

- The acquired businesses are modern facilities in Germany that meet the food industry's most stringent standards will improve Frutarom Group's European operations and production organizations, with high synergy with last acquisition of IFF by Frutarom, during 2005.

- Reduce costs by implementing the following steps:

  - Integrated infrastructures and achieve savings in operational expenses for the merged activities.
  - Reduce raw material costs by establishing global purchasing organization that will purchase larger quantities of raw materials.

1.4 Income statements

Following is the Nesse Group combined income statements for the years ended December 31, 2005, 2004 and 2003 (not including the results of Polish subsidiary company):

	2005		2004		2003	
			Euro in thousands			
Revenues	26,867	100%	21,399	100%	19,978	100%
Cost of revenues	16,891	63%	13,420	62%	13,386	67%
Gross profit	**9,976**	**37%**	**7,979**	**38%**	**6,592**	**33%**
Research and development costs	518	2%	439	2%	462	2%
Selling and Marketing expenses	1,295	5%	993	5%	1,001	5%
General and administrative expenses	2,065	8%	1,273	6%	1,160	6%
Operating income	**6,098**	**22%**	**5,274**	25%	**3,969**	20%
Financial expenses	33		25		47	
Other expenses	71		58		173	
Profit before income taxes	**5,994**	**22%**	**5,191**	**24%**	**3,749**	**19%**
Income taxes	2,294		1,997		1,485	
Net profit for the year	**3,700**	**14%**	**3,194**	**15%**	**2,264**	**11%**

2. VALUATION METHODOLOGY

2.1 Overview of SFAS 141, SFAS 142 and IFRS 3

For financial reporting purposes, SFAS 141, SFAS 142 and IFRS 3 (the - "Guidance") provide guidance in allocating the purchase price to the acquired assets and liabilities in business combination, as follows:

Acquiring assets in groups requires not only ascertaining the cost of the asset (or net asset) group, but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. A portion of the cost of the group is then assigned to each individual asset (or individual assets or liabilities) acquired on the basis of its fair value. The excess of the cost of the group over the sum of the amounts assigned to the tangible assets, financial assets, and separately recognized intangible assets acquired less liabilities assumed is evidence of unidentified intangible assets – goodwill.

Goodwill shall not be amortized. Goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

Where an entity acquires an intangible asset, the intangible asset is recognized separately if the asset meets the following criteria:

- It is separately identifiable;
- It is a resource that is controlled by the entity;
- It is a probable source of future economic benefits; and
- The fair value of the asset is reliably measurable.

As intangible asset meets the separately identifiable criterion if it is capable of being separated or divided from the entity or arises from contractual or other rights. Ways in which an asset can be separated from the entity include where it can be independently sold, leased, rented or exchanged – either on its own or together with a related contract, asset or liability. Where the separate identifiably is justified by reference to the legal rights, those legal rights are not required to be separable from the entity or from other rights or obligations of the entity. However, legal enforceability of a right is not necessary condition of control.

The control criteria is most commonly considered to be met where there are legal rights attaching to the resource in question that would be enforceable in a court of law. For instance, technical knowledge may be protected by licenses or trademarks, giving the entity legal enforceability of their control over the knowledge.

Not all items that add value to a business combination are eligible for separate recognition as an intangible asset. In determining the amount they are willing to pay for the acquisition of a business the purchaser will take account of a number of factors, not all of which are eligible for recognition as an asset separable from goodwill, because the entity does not control the resource in question – for example, an assembled workforce. Skills or resources s embodied in particular persons, or group of persons, do not usually meet the definition of an intangible asset because the entity often has insufficient control over the actions of that person to recognize those skills or resources as a separate asset.

2.2 Description of acquired intangible assets

Potential Intangible Assets that were determined to be separate from goodwill in accordance with the Guidance's were identified through an assessment of the economics of the transaction, a review of documents and materials that were provided by Management, and discussions held with its Management. As a result of our review, we identified two intangible asset categories, which meet the criteria for recognition apart from goodwill under the Guidance, as follows:

- Customer relations
- Know-How

Following is a disclosure of the identified intangible asset categories:

2.2.1 Customer relations

Customer contracts and related customer relationships ("**customer relations**") include the relationships that the acquired businesses have established with customers that are tied to it through a contract, as well as the potential extension of such contracts/additional relationships that would arise as a result of these contracts, and therefore, meet both the contractual/legal criteria and the separability criterion.

The acquired businesses have a long-term relationship with many European food suppliers. The relationships represent a unique linkage between each customer and the acquired businesses' related products, as each customer has its own tailored suit of products, which is updated continuously according to the changing demand.

The value of a customer base is a benefit from the protection against the loss in revenues and related cash flow as a direct result of the customer relationship. A reasonable value can be placed on Nesse Group's customer relations by quantifying the value of the projected cash flow generation with the acquired businesses' existing customer base in place, as compared to cash flows without the customer base in place. The difference in the cash flows streams, discounted to a present value at a reasonable discount rate, represents the estimated fair value of the relations.

The customer relations amortization will be 10 years (until 2015), based upon Management estimation and past experience for the duration of such relations.

2.2.2 Know–How

Know–How includes trade secrets, such as secret formulas, processes and recipes, accumulated in the acquired businesses. Since the Know-How relates to the spices and additives meets the separability criteria and since it contains a substantial economic value, it should be valued separately from goodwill.

The Know How amortization term will be 20 years (until 2025), based upon Management estimation and past experience for its useful service life in Frutarom operations.

2.2.3 Other intangible assets – grouped

Other intangible assets identified are not considered as separate intangible assets, mainly consist of product brand name and assembled workforce - these intangible assets were identified for the purpose of the valuation analysis but were incorporated as part of goodwill.

Product brand names: end-user recognition and acceptance of a trademark/trade name may be a valuable asset that can be separated from other intangible assets. However, Management is not intending to use the Nesse's brand name.

Assembled workforce: US Financial Accounting Standard No. 141 - Business combination, requires that assembled workforce shall not be recognized as an intangible asset apart from goodwill in a business combination. Nevertheless, assembled workforce was identified separately for the purpose of calculating the appropriate contributory charge needed to arrive at the fair market value of each of the intangible assets on a standalone basis.

2.3 Valuation Methodology

2.3.1 Overview

For the purpose of deriving the fair market value of the identified intangible assets, we obtained financial and legal information, interviewed Management and reviewed published information on the industry. The objective of these procedures was to develop a thorough understanding of the identified intangible assets of the acquired businesses. Based upon this understanding, we have established a basis for determining the fair value of the acquired intangible assets:

- The nature and description of the acquisition.
- Documents and information provided by Management, which describe the characteristics of the acquired businesses.
- The historical financial results of the acquired businesses.
- The future projection for the acquired businesses' assets at the agreement effective date, including financial projections made by Management.
- Interviews and correspondence with Management in order to augment our knowledge of Frutarom and the acquired businesses assets, the nature of their business, factors affecting it, and prospects of the future.
- Published market data and other available public domain information relating to Frutarom and Nesse Group.

When applying valuation techniques for the purposes of assessing the fair value of intangible assets, the objective of fair value measurement must be considered. Accordingly, the assumptions used should reflect market assumptions.

The most common generally accepted valuation methodologies for the purpose of assessing the fair value of intangible assets, include:

- **Market methods** - value intangible assets by reference to transactions, or benchmarks, involving similar assets that have occurred recently in similar markets.

- **Income methods** - vale intangible assets on the basis of the future economic benefits derived from ownership of the asset. The main income methods include, relief from royalty and excess earnings.

There is a further category of 'hybrid' methods which use elements from more than one method above. These have included in the category to which they are most closely related (e.g. relief from royalty and avoided cost under income methods, replacement cost plus lost profits under cost-based methods).

Listed below are some key criteria, based on common valuation practice, that need to be considered in undertaking a valuation of an intangible asset:

- **Credibility** - the valuation methodology should be credible and generally accepted from both a theoretical and commercial perspective;
- **Objectivity** - the choice of methodology may necessitate a trade-off between the intellectual rigour of the methodology and the inherent degree of subjectivity. The valuer must be guided by the quality and quantity of objective information available;
- **Versatility** - credibility will be enhanced if standard method can be applied across companies, industries and classifications of intangible assets;
- **Consistency** - the methodologies should be applicable on a consistent basis year on year, and thus facilitate the updating of the valuation.

- **Reliability** - the valuation should be verifiable, such that other valuers may replicate the process upon similar measurement principles;
- **Relevance** - the valuation basis and methodology selected should be relevant to the requirements of the user; and
- **Practicability** - the methods and underlying parameters should be clear and relatively easy to apply in practice.

One of the key elements of any valuation exercise is a thorough understanding of the business which is subject of the transaction. Having done this a valuer will have a better appreciation of the method that may be adopted for the purposes of the valuation exercise and be able to identify the intangible assets that are important to the business. This will assist in applying the appropriate valuation methodology and assessing the information that will be required, subject to availability. In addition it will help in assessing the lives of the intangible assts that are in existence by understanding their nature and importance of the business.

The methods set out above include a number of steps that identify and collate the information to enable the valuer to make an assessment of the fair value of the intangible asset, and may be summarized as follows:

Purchase Price Allocation - Nesse Group


Background research
Overview: industry and countries of operations
Company: operations, financing, clients, suppliers
Client information: forecasts, internal documents, legal documents
Intangible asset identification
Reasons for acquisition
Available documents (board presentations, acquisition agreement)
Are recognition and identification criteria met?
Do accounting standards provide specific guidance on this type of intangible asset?
Select valuation methodology
IAS 36/IAS 38/IFRS 3 guidelines
Information available
Commercial practice / valuer experience
Alternative methodology available?
Market methods (identical/comparable)
Income methods
cost
Comparable companies and transactions
Relief from royalty
Excess earnings
Loss profits + cost
Avoided cost
Value the asset
Integration of financial and market data
Estimate useful life: finite/indefinite
Application of selected valuation methodology
Additional/specific research and data sources
Sensitivity analysis on projections/analyses
Reporting/presentation
Cross-checks
Other valuation methods

2.3.2 Valuation methods considered

2.3.2.1 Market value method

Under the comparable market value methodology, the value of intangible asset is determined by reference to the prices obtained for comparable asset in recent transactions. The methodology is therefore, theoretically attractive: it is credible, objective and, since the valuation basis is fair value relevant.

Appropriate adjustment for entities using this method should be made by reference to known, quantifiable differences between the transaction being accounted for and the comparable transaction.

The main issues with this methodology are that:

- It use in practice is often limited by scarcity of comparable transactions, and publicly disclosed information on any such transaction; and
- It can be difficult to ensure that the asset under consideration and the market transaction are sufficiently comparable.

Under the comparable market value methodology the fair value of an asset reflects the price at which comparable assets are purchased under similar circumstances. Use of the market value method requires that comparable transaction be available and may include the recent sale price of the same or similar asset, in an arm-length transaction; and the market price for the license of a similar asset to an independent third party.

2.3.2.2 Income methods

For property dedicated to a business enterprise, including intellectual property, future benefits resulting from the use of an asset are preferably measured in terms of income[1]. The Income Method does just this, as it values assets based on the present value of the future income streams expected from the asset under consideration. The three parameters that must be quantified are: the future income stream, the duration of the income stream, and the risk associated with the realization of the income stream.

Earning excess Method - According to the excess earnings and premium profits method, the value of an asset is the capitalized amount of incremental profits achievable through use of the intangible asset as compared with the profits of the same business not using it, or the value of an asset is the capitalized amount of earning relating to that asset less the return on all other assets that contribute to that earning stream.

Relief from royalty Method: The Relief from Royalty Method is based on the following premise: a property's value can be measured by what the owner of the property would pay in royalties if it did not own the property and had to license it from a third party (i.e., the licensing costs avoided by virtue of owning the property). Conversely, this method may also quantify the amount of income that the owner would generate by licensing the intellectual property to others. This method requires the determination of projected royalty payments, which are generally derived by applying a reasonable royalty rate to an appropriate base. Often the rate is a percentage applied to net revenues derived from products embodying the intellectual property.

[1] Gordon Smith and Russell Parr, Valuation of Intellectual Property and Intangible Assets, Second Edition, John Wiley & Sons, New York, NY, 1004, page 152.

Thus, the royalty base is determined by projecting the expected revenues to be generated throughout the useful life of the intellectual property in question.

Profit apportionment method: The Profit Apportionment Method is a method used in court cases and in certain US IRS regulations to determine a reasonable royalty rate under an arm's-length transaction scenario. This method attempts to evaluate the share of the licensee's anticipated profit a licensor may seek in return for providing the licensee with access to the intellectual property.

2.3.2.3 Cost method

The Cost method values assets based on the cost to create and develop the assets under consideration. Values determined using this method are also viewed as the anticipated cost to replace the subject assets. This valuation method is based on the premise that no party involved in an arm's-length transaction would be willing to pay more to use the property than the cost to replace the property. The Cost Method is often used to value new or relatively new property, or when information needed for other methods is not available. However, the Cost Method may involve several drawbacks for the valuation of certain types of assets. The main limitation of the method is its lack of consideration for all elements of future income and/or profit streams, market conditions, useful life, and the risk associated with receiving future economic benefits. Also, the Cost Method may be appropriate if the technology is narrow in scope and thus easy to replicate or design around.

As applicable, the cost method implemented in this PPA study, determined the fair value of an asset as an estimate of the current cost to purchase or replace the asset. This is based upon the principle of subsituation, which states that a prudent investor would pay no more for an asset than the amount necessary to replace the asset. Replacement cost establishes the highest amount that prudent investor would pay for an asset. To the extend the asset being valued provides less utility than a new asset, the value of that asset would be reduced by the replacement cost. Accordingly, the replacement cost is adjusted for losses in value due to obsolescence.

2.3.3 Selected method

We determined the following methods to be the most appropriate methods for determining the fair value of the identified intangible assets:

Customer relations were valued using the Income Method - Excess Earnings.
Know–How was valued using the Cost Method.

2.3.4 Other factors

Presented below are other factors that we have considered in our analysis

2.3.4.1 Tax considerations

There are two tax considerations in the Income method calculations:

- reduction of projected income by applicable corporate taxes
- an amortization tax benefit for the purchaser

The first tax consideration reduces projected income by approximately 40% - the effective corporate tax rate for Nesse Group, in order to apply income stream, net in computation of fair value.

The second area in which taxes affect the intangible asset value is through an amortization tax benefit; specifically, the amortized tax benefit is the reduction in taxes the purchaser would pay because of the amortization of the purchase price of the intangible asset. The amortization period was estimated to be approximately 20 years.

2.3.4.2 Estimated discount rate for valued Intangible Assets

The discount rate used to discount the expected cash flows should reflect the time value of money and the risks specific to the assets, for which the future cash flows estimates have not been adjusted.

Whichever method an entity adopts for measuring the value in use of an asset, discount rates should not reflect the effects of any risk for which the cash flows have been adjusted (otherwise the effect of some assumptions will be double-counted).

The discounted rate should be calculated on a pre-tax basis. The discounted rate should be an estimate of the rate that the investors would require on an investment generating cash flows of similar amounts and timing, and with a similar risk profile, as those the entity expects to derive from the asset – "Returns".

This Returns, known as Weighted Average Cost of Capital (**"WACC"**) is calculated by weighting the required returns on interest - bearing debt, and common equity capital applicable to the portion in the expected industry capital structure.

Estimates of this rate may be made by reference to:

- The rate implicit in current market transactions for similar assets.
- The weighted average cost of capital of a listed entity that has a single asset similar in terms of service potential and risks to the asset under review.
- The WACC for the entity, but only if adjusted for particular risks associated with the intangible asset.

Following is a specification of the WACC determined for discontinuing cash flows generated from customer contracts and related customer relationships:

The WACC measures a company's cost of debt and equity financing weighed by the percentage of debt and percentage of equity in a company's target capital structure.
Arithmetically, the formula for calculating the after-tax WACC is as follows:

$$WACC = \frac{D}{V} R_D (1 - T) + \frac{E}{V} R_E$$

D = Estimated market value (or book value) of debt

E = Estimated market value of equity

V = D + E

T = assumed tax rate

R_D = cost of debt financing

R_E = cost of equity financing, calculated according to the CAPM methodology

Cost of equity

To estimate the cost of equity financing, an adjusted version of the Capital Asset Pricing Model ("CAPM") was utilized. The CAPM measures the return required by investors given the company's risk profile. This model (as adjusted) is expressed arithmetically by the following equation:

$$R_E = R_f + \beta\,(R_M - R_F) + R_F + R_C$$

R_F	=	Risk-free interest rate, typically the yield available on long-term Government Securities.
R_M	=	Average market rate on return.
$R_M - R_F$	=	Equity risk premium expected on an equity investment in a fully diversified portfolio.
β	=	A measure of a stock's volatility relative to an average risk stock of a fully diversified portfolio of stocks.
R_C	=	Micro capitalization risk premium

Based on CAPM, the cost of equity was estimated to be 16.2%, as summarized below:

Risk free rate (1)	5%
Equity risk premium (2)	7%
Micro capitalization risk premium (3)	4%
Beta (4)	1.1
Cost of capital	16.2%

(1) Based on US treasury 30 year bond rate.

(2) Incremental return demanded by an average investor Stand & Poors' 500.

(3) Long-term statistics analyses

(4) Selected by analyzing the capital structures and the betas of publicity traded companies in the chemical manufacturing industry.

Cost of debt

We assumed the capital structure to be 65% of equity and 35% debt by analyzing the capital structures of publicity traded companies in the industry. Cost of debt (after-tax) was estimated at a rate of 4.5%

WACC rate

Based on the above analysis, the WACC was estimated to be 12%.

While implementing the Income Method to evaluate different assets, each asset should be discounted in a rate reflecting its own risk. The risk and liquidity of each type of asset being acquired may be greater than, equal to or less than the overall discount rate of the Company (regardless how it was computed).

It is generally appropriate to address this issue by assigning reasonable premiums or discounts to the overall Company's discount rate when valuating specific assets. Individually, each asset requires a higher or lower return specifically related to the risks associated with that asset achieving its estimated cash flows.

The discount rate applied to the valuated items (included added premium or discount) are as follows:

	Discounted rate	Added premium (discount)	Total
Customer relationship	12%	5%	17%
Know-How	12%	5%	17%
Workforce	12%	2%	14%
Fixed assets	12%	(4%)	8%
Working capital	5.5%	-	5.5%

3. DETERMINATION OF FAIR VALUE

3.1 Overview

Management provided us with historical and forecasts of revenues of the acquired businesses.
The revenue forecasts were reviewed for reasonableness and included in our valuation models. Management also provided forecasts of operating expenses. The forecasted structure was compared to actual and historical costs, and was determined to be reasonable.

3.2 Customer relations

The following assumptions were taken into account for preparing such calculation:

- Revenues – according to Management, approximately 22% of the acquired businesses revenue streams are generated from customers which genuine relations, with a yield of 6.1% per annum. The reminder is generated from others, which have a very low loyalty, and accordingly, the sales stream from such customers contains a low economic benefit. The period of which customers remains available to serve the selling operations was determined by Management to 10 years, computed based on the decrease balance method, at a rate of 20% per annum.

  Expenses – calculated based on historical data, increasing through the periods consistently according to the revenues increase projections.

- Income taxes – the statutory tax rate in Germany of 40%.

- Contributory charges – as part of our analysis, we determined individual rates of return applicable to each contributory asset and estimated the capital charge to be applied to the valuation.

Capital charges were determined for returns related to the following items:

- Fixed assets – rate of return of 8% was applied on the fixed assets required (as a percent of sales). Based on industry analysis, we assumed a fixed rate of 25%, as a percentage of revenues.
- Working capital – a rate of return on working capital of 5.5% was applied, based on estimated short-term borrowing rate. Based on competitive analysis, we assumed a working capital rate of 17%, as a percent of revenues.
- Workforce – a rate of return on workforce of 14% was applied, based on an "avoided recruiting cost method", as a result of the transfer of Nesse Group employees. We assumed a workforce rate of 10%, as a percent of revenues.
- Know How – a charge of 6.3% of the revenues was applied on the "Know-How" in order to represent the Know-How's contribution to the value of customer relations. We assume Know-How rate of 15%, as a percent of revenues.

Based on the above mentioned assumptions, the fair value of the customer relations, as of the Agreement effective date, was estimated at Euro 1,368 – 1,149 thousands - Exhibits 1 A and 1 B.

3.3 Know-How

We applied the Income Method - Excess Earning, for valuation of Know-How, based upon the following assumptions:

- Revenues - according to Management, approximately 25% of the acquired businesses revenue streams derive from utilizing the Know-How accumulated in Nesse Group with a yield of 6.1% per annum. The reminder derives from other formulas, which are not based on existing Know-How. The period utilizing the Know-How was determined, according to Management estimates, to 20 years, computed based on the decrease balance method, at a rate of 10% per annum.

- Expenses - calculated based on historical data, increasing through the periods consistently according to the revenues increase projections.

- Income taxes - the statutory tax rate in Germany of 40%.

- Contributory charges - as part of our analysis, we determined individual rates of return applicable to each contributory asset and estimated the capital charge to be applied to the valuation.
  Capital charges were determined for returns related to the following items:

  - Fixed assets – rate of return of 8% was applied on the fixed assets required (as a percent of sales). Based on industry analysis, we assumed a fixed rate of 25%, as a percentage of revenues..
  - Working capital – a rate of return on working capital of 5.5% was applied, based on estimated short-term borrowing rate. Based on competitive analysis, we assumed a working capital rate of 17%, as a percent of revenues.
  - Workforce – a rate of return on workforce of 14% was applied, based on an "avoided recruiting cost method", as a result of the transfer of Nesse Group employees. We assumed a workforce rate of 10%, as a percent of revenues.
  - Customer relations - a charge of 2.6% of the revenues was applied on the customer relations in order to represent the customer relations' contribution to the value of Know-How. We assume customer relations rate of 22%, as a percent of revenues.

Based on the above mentioned assumptions, the fair value of Know-How, as of the Agreement effective date was estimated at Euro 2,897 - 2,281 thousands – Exhibits 2 A and 2 B.

We determined that the most appropriate method for such Know-How valuation is the Cost method – the replacement costs.
The value was based on Management estimates for man-years and related costs required to gain such Know-How, based on its experience.

Based on the above mentioned assumptions, the fair value of the Know-How, as of the Agreement effective date, was estimated at Euro 3,257 thousands - Exhibit 2 C.

4. INFORMATION WE RELY UPON

To complete our analysis, we relied on information provided by Frutarom Management and on third party information, including, but not limited to, the following:

- Share purchase and assignment agreement with reference deed dated January 17, 2006
- Calculation of total consideration in respect of the transaction
- Preliminary Report on a Legal Due Diligence of the Nesse Group - November 4, 2005
- Actuarial valuation of the expected defined benefit liability as of December 31, 2006
- Overview about plants in Sittensen and in Loxstedt - Nesse
- Organization chart
- Details of Insurance policies
- Budget for the years 2006 – 2009
- List of causes of action or any other claims from sellers, officers or directors
- List of employment relationships
- Germany GAAP financial statements as of December 31, 2004
- Summary of preliminary accounting due diligence check
- List of fixed assets as of December 31, 2005
- Balance sheet as of December 31, 2005
- Computation of fair value of net tangible assets acquired
- Draft of report on the stock taking as of December 31, 2005
- Assessment of market value and fair value of land and properties
- Audited German GAAP consolidated income statement for 2005
- Audited IFRS consolidated balance sheet as of January 1, 2006
- SFAS 141, SFAS 142 and IFRS 3
- Gordon Smith and Russell Parr, Valuation of intellectual property and intangible assets, second edition, John Wiley & Sons, New York.

Exhibit 3 - Statement of limiting conditions and general assumptions

The purpose of this study is to appraise the value of Intangible Assets, acquired pursuant to the Agreement dated January 17, 2006.

Neither all nor any part of the contents of this study may be conveyed to the public or any third party via any medium without the express written consent of Baker Tilly Oren Horowitz.

In connection with our work, representatives of Frutarom, have provided us with financial and other related information. We have accepted this information as fairly reflecting the business prospects of the subject assets for the respective periods, except as specifically noted herein.

Publicly available information, such as industrial discounted rates and articles relating to valuation of intangible assets, has been obtained from sources generally deemed reliable. While we believe the information relied upon to be both accurate and complete, it does not represent this information as such, and has accepted the information without further verification.

As agreed in our engagement letter dated February 6, 2006, we used our best efforts to perform certain procedures in determining the fair value of the acquired identifiable Intangible Assets ("Intangible Assets") that meet the criteria for being recognized as assets apart from goodwill as defined in SFAS 141, SFAS 142 and IFRS3.

1. The information contained in this document and the attached schedules are based in part, upon audited and unedited financial statements and forecasts prepared by Frutarom's Management; we express no opinion as to completeness and accuracy of such information.
2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represents our personal, unbiased professional analyses, opinions and conclusions.
3. We are not responsible for the impact of any information that was not disclosed to us.

4. The findings arrived at herein are only valid through and based upon available information as of the date of this document, any conclusions of value subsequent to this date, must give effect to subsequent events and conditions.
5. This study and the attached schedule intended solely for the purpose of providing information to Frutarom, concerning its allocation of Nesse Group purchase price, with respect of identifiable intangible assets, and should not be used, not rely upon by any third party, to obtain financing or for any purpose, other than stated herein.
6. All the financial data. Operating histories and forecasts provided by Management of Frutarom or its representatives, and were excepted without further verification. Our findings assume that all such information is substantial correct and that there are no undisclosed circumstances or situations that could materially affect our findings. Our report reflects current expectations and perceptions of market participants along with available factual data. We are not responsible for non realization of Frutarom Management projections.
7. Management informed us that based upon accounting Due-Diligence, they are not expected GAAP/IFRS reconciliation to the audited results of operations for 2005 as used in this valuation.

Neither Baker Tilly Oren Horowitz nor any of its partners has any present or contemplated future interest in the assets valued in this report. Neither our employment nor our compensation is in any way contingent upon the estimates contained in this report. Finally, to the extent that witnesses from Baker Tilly Oren Horowitz are needed to testify in support of the valuation, we will supply those witnesses under a separate agreement for providing expert testimony, to be agreed upon.

Frutarom agrees to hold Baker Tilly Oren Horowitz, its officers, employees, agents and affiliates, including their respective successors in interest, harmless from and against any and all claims, liabilities, demands and causes of action that arise from, pertain to, or are otherwise related to any service provided by us with respect to the above-referenced matter unless they are the result of gross negligence, intentional misconduct, and/or fraud on the part of Oren Horowitz and its employees.

The total liability of Baker Tilly Oren Horowitz for all claims of any kind arising out of this engagement shall be limited to the total fees paid to us under this engagement. Further, Frutarom agrees to hold Baker Tilly Oren Horowitz's officers, employees, agents, and affiliates harmless against any and all claims, liabilities, demands and causes of action that arise from, pertain to, or are otherwise related to any service provided by Baker Tilly Oren Horowitz with respect to the purchase price allocation study.

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:52 25-May-06
Number	5706D


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 25, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,386,282	2.40	2.40	2.37	2.37
2	Bank Leumi Ltd. Group	Ordinary	2,601,961	4.51	4.51	4.45	4.45
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,399,922
Change in number of shares:	-13,640
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,555,783
Change in number of shares:	46,178
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 30-May-06

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 28, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,708,357	2.96	2.96	2.92	2.92
2	Bank Leumi Ltd. Group	Ordinary	2,662,906	4.62	4.62	4.56	4.56
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:52 25-May-06
Number	5706D

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

May 25, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,386,282	2.40	2.40	2.37	2.37
2	Bank Leumi Ltd. Group	Ordinary	2,601,961	4.51	4.51	4.45	4.45
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,399,922
Change in number of shares:	-13,640
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,555,783
Change in number of shares:	46,178
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	07:00 05-Jun-06
Number	0315E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 June, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report regarding Appointment of Senior Officeholder (who is not a Director nor an Individual acting on behalf of a Corporation)
Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First and Last Names: Eyal Shohat
   Type of I.D. number: Israeli I.D.
   I.D. Number: 025609694
   Citizenship/Country of Incorporation or Registration: Individual holding Israeli citizenship

2. Date of Birth: October 20, 1973

3. Address: 25 HaShaish St., P.O.B. 10067, Haifa 26110

4. Appointed to Position of: Vice President Legal Affairs

5. Position in Company Prior to Appointment: Legal Counsel & Corporate Secretary

6. Appointment Date: June 4, 2006

7. Education: L.L.B., Law, Tel Aviv University
   B.A., Accounting, Tel Aviv University

8. Main occupation during last 5 years:

Legal Counsel	Frutarom Industries Ltd.	Since 2002

9. The Senior Officeholder ***is*** otherwise employed by the company, a subsidiary or an affiliated company or an interested party in the company: Serves as a Director with Company subsidiaries.

10. The Senior Officeholder ***is not*** related to any interested party in the Company.

11. If the Senior Officeholder is a CEO: does he hold shares or convertible securities of the company, a subsidiary or an affiliated company: ***N/A***.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	07:00 05-Jun-06
Number	0316E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

4 June, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status

Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at April 20, 2005:

Name	Type of I.D. number	I.D. Number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D. Number	052731569	Director, President and CEO
Uzi Netanel	I.D. Number	007599798	External Director
Gil Leidner	I.D. Number	50776889	External Director
Alon Granot	I.D. Number	057210247	Executive VP
Yoni Glickman	I.D. Number	026071530	Executive VP
Yoav Barak	I.D. Number	053670352	Internal Auditor
Gur Zamir	I.D. Number	024047904	Controller
Hans Abderhalden	Other I.D. Number	004817414	Director
Yair Seroussi	I.D. Number	053654927	Director
Kobi Levy	I.D. Number	057386278	Executive VP
Eyal Shohat	I.D. Number	025609694	Vice President Legal Affairs

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:02 05-Jun-06
Number	0382E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 5, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	357,708,1	2.96	2.96	2.92	2.92
2	Bank Leumi Ltd. Group	Ordinary	2,647,883	4.59	4.59	4.53	4.53
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,708,357
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,662,906
Change in number of shares:	-15,023
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:13 08-Jun-06
Number	2512E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 8, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	357,708,1	2.96	2.96	2.92	2.92
2	Bank Leumi Ltd. Group	Ordinary	2,647,883	4.59	4.59	4.53	4.53
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	427,546	0.74	0.74	1.65	1.65
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,708,357
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,647,883
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	-125,000
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:21 12-Jun-06
Number	3983E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 12, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,818,105	2.96	2.96	2.92	2.92
2	Bank Leumi Ltd. Group	Ordinary	2,647,883	4.59	4.59	4.53	4.53
3	Frutarom Trust Ltd.	Ordinary	706,937	1.23	1.23	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	357,708,1
Change in number of shares:	109,748
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,647,833
Change in number of shares:	61,451
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	552,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH., D.C.
213
SECTION

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:52 13-Jun-06
Number	4725E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

June 13, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,818,105	3.15	3.15	3.11	3.11
2	Bank Leumi Ltd. Group	Ordinary	2,709,334	4.70	4.70	4.64	4.64
3	Frutarom Trust Ltd.	Ordinary	721,062	1.25	1.25	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.



holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,818,105
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,709,334
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	706,937
Change in number of shares:	14,125
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	09:19 14-Jun-06
Number	5472E

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 14, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,818,105	3.15	3.15	3.11	3.11
2	Bank Leumi Ltd. Group	Ordinary	2,709,334	4.70	4.70	4.64	4.64
3	Frutarom Trust Ltd.	Ordinary	735,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,818,105
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,709,334
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	721,062
Change in number of shares:	14,600
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 19-Jun-06
Number	7734E


SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH. D.C. 213 SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 18, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,737,821	3.01	3.01	2.97	2.97
2	Bank Leumi Ltd. Group	Ordinary	2,737,809	4.75	4.75	4.69	4.69
3	Frutarom Trust Ltd.	Ordinary	740,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,818,105
Change in number of shares:	-80,284
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,709,334
Change in number of shares:	28,475
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	735,662
Change in number of shares:	5,000
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	14:27 26-Jun-06
Number	1642F


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH, D.C.
213
SECTION

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

June 26, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	317,818,1	3.15	3.15	3.11	3.11
2	Bank Leumi Ltd. Group	Ordinary	376,849,2	4.94	4.94	4.88	4.88
3	Frutarom Trust Ltd.	Ordinary	740,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	821,737,1
Change in number of shares:	496,80
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	809,737,2
Change in number of shares:	567,111
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	735,662
Change in number of shares:	5,000
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 03-Jul-06
Number	5279F

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

July 2, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,868,585	3.24	3.24	20.3	20.3
2	Bank Leumi Ltd. Group	Ordinary	2,848,029	4.94	4.94	4.87	4.87
3	Frutarom Trust Ltd.	Ordinary	740,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	317,818,1
Change in number of shares:	50,268
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	376,849,2
Change in number of shares:	-1,347
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	735,662
Change in number of shares:	5,000
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
AUG 14 2006
WASH, D.C.
213
SECTION

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:54 10-Jul-06
Number	9173F

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 10, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,772,719	3.07	3.07	03.3	03.3
2	Bank Leumi Ltd. Group	Ordinary	2,848,020	4.94	4.94	4.87	4.87
3	Frutarom Trust Ltd.	Ordinary	740,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	585,868,1
Change in number of shares:	-95,866
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	029,849,2
Change in number of shares:	-9
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	740,662
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:51 17-Jul-06
Number	2723G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 17, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,736,587	3.01	3.01	2.97	2.97
2	Bank Leumi Ltd. Group	Ordinary	2,848,020	5.00	5.00	4.93	4.93
3	Frutarom Trust Ltd.	Ordinary	740,662	1.28	1.28	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,772,719
Change in number of shares:	-36,132
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,848,020
Change in number of shares:	33,877
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	740,662
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	11:00 17-Jul-06
Number	2796G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 17, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,736,587	3.01	3.01	2.97	2.97
2	Bank Leumi Ltd. Group	Ordinary	2,881,897	5.00	5.00	4.93	4.93
3	Frutarom Trust Ltd.	Ordinary	886,781	1.36	1.36	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	587,736,1
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	897,881,2
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	740,662
Change in number of shares:	224,41
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Registration:	
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	08:44 25-Jul-06
Number	6721G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 25, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,635,525	2.84	2.84	2.80	2.80
2	Bank Leumi Ltd. Group	Ordinary	2,881,809	5.00	5.00	4.93	4.93
3	Frutarom Trust Ltd.	Ordinary	886,781	1.36	1.36	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	587,736,1
Change in number of shares:	-101,062
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	897,881,2
Change in number of shares:	-88
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,886
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	11:35 31-Jul-06
Number	9744G

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

July 31, 2006

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,664,425	2.89	2.89	2.85	2.85
2	Bank Leumi Ltd. Group	Ordinary	2,881,574	5.00	5.00	4.93	4.93
3	Frutarom Trust Ltd.	Ordinary	886,781	1.36	1.36	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,635,525
Change in number of shares:	28,900
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,881,809
Change in number of shares:	-235
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,886
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

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Regulatory Announcement

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Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Holding(s) in Company
Released	07:00 07-Aug-06
Number	3094H

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

August 6, 2006

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,549,320	2.69	2.69	2.65	2.65
2	Bank Leumi Ltd. Group	Ordinary	2,848,372	4.94	4.94	4.88	4.88
3	Frutarom Trust Ltd.	Ordinary	886,781	1.36	1.36	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.36	3.36
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	32.91	32.91
6	John Oram	Ordinary	779,171	1.35	1.35	1.33	1.33
7	Ori Yehudai	Ordinary	552,546	0.96	0.96	1.83	1.83
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.

Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,664,425
Change in number of shares:	-115,105
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,881,574
Change in number of shares:	-33,202
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	781,886
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting	No.

purposes for a number of joint shareholders holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual

Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	427,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 534,401 options exercisable into 534,401 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 10,880 options exercisable into 10,880 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

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